

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 21, 2007

Mr. Jerry Dibble, Chief Executive Officer
Capital Mineral Investors, Inc.
101 Convention Centre Drive, Suite 700
Las Vegas, Nevada 89109

> **Re: Capital Mineral Investors, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Filed April 17, 2007**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2007**
> **File No. 1-32673**

Dear Mr. Dibble:

We have reviewed your filing and have the following comments. These comments are in addition to those provided in our prior letter dated July 2, 2007. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Engineering Comments</u>

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Exhibit 31.1 – Rule 13(a)-14(a)/15(d)-14(a) Certifications

General

1.   We note that your EDGAR filing does not include page numbers. Please ensure
        that you paginate all future filings.

2.   Unless you can substantiate significant technical training and/or experience in
        minerals exploration or mining by members of your management, you should
        include a risk factor explaining that your management lacks technical training and
        experience with exploring for, starting, and/or operating a mine; and that with no
        direct training or experience in these areas, your management may not be fully
        aware of many of the specific requirements related to working within this
        industry. In this instance, please also explain that their decisions and choices may
        not take into account standard engineering or managerial approaches mineral
        exploration companies commonly use; and that your operations, earnings, and
        ultimate financial success could suffer due to management's lack of experience in
        this industry.

3.   Please disclose whether the property has been physically examined in the field by
        a professional geologist or mining engineer. If not, add a risk factor that
        addresses the fact that the property has not been examined, detailing the risks to
        investors.

The Fenton Property – Guercheville, Quebec

4.   Please insert a small-scale map showing the location and access to each material
        property, as required by Instruction 3(b) to Item 102 of Regulation S-K. If your
        property is not material, please include a statement to that effect. Please note that
        SEC's EDGAR program now accepts Adobe PDF files and digital maps, so
        please include these maps in any amendments that are uploaded to EDGAR. It is
        relatively easy to include automatic links at the appropriate locations within the
        document to GIF or JPEG files, which will allow figures and diagrams to appear
        in the right location when the document is viewed on the Internet. For more
        information, please consult the EDGAR manual, and if additional assistance is
        required, please call Filer Support at 202-551-8900. We believe the guidance in
        Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and
        drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

5. Please disclose the following information for each of your properties:

- The nature of your company's ownership or interest in the property.

- A description of all interests in the properties, including the terms of all underlying agreements.

- Certain identifying information, such as the property names, claim numbers, grant numbers, and dates of recording and expiration; sufficient to enable the claims to be distinguished from other claims that may exist in the area.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments and renewals.

- The area of the claims, either in hectares or acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7. For each of your exploration projects or mines, clarify who owns the mineral concession or provisional permits and, where appropriate, if you own the surface rights. If you don't own the concession or provisional permit, disclose your obligations for use of concessions or permits for your material exploration areas.

History

6. We note that you reference an estimate of a base metal deposit at Fenton of 360,000 tonnes grading 4.94g/t Au. Unless these are demonstrated proven or probable reserves, please remove disclosure of these quantities from your filing. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents.

7. Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

8. Please remove your geologic references or footnotes such as (e.g., Goodwin and Ridler 1970) from the filing.

9. Please expand your disclosure concerning the exploration plans for the properties to address the following points.

    - Disclose a brief geological justification for each of the exploration projects written in non-technical language.

    - Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

    - If there is a phased program planned, briefly outline all phases.

    - If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

    - Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Jerry Dibble
Capital Mineral Investors, Inc.
September 21, 2007
page 6

You may contact Gary Newberry at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551- 3489 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant
Chief Accountant